Exhibit 99.1

SMJ International Holdings Inc. Receives a Warning Letter from NYSE American LLC

SINGAPORE, October 7, 2026 – SMJ International Holdings Inc. (NYSE American: SMJF) (the “Company”) today announced that it has received a public warning letter, dated October 6, 2026 (the “Warning Letter”), issued by NYSE Regulation on behalf of NYSE American LLC (the “Exchange”), regarding the Company’s disclosure of material news in a manner that failed to comply with Section 401(a) of the NYSE American Company Guide (the “Company Guide”).

Section 401(a) of the Company Guide requires a listed company to make immediate public disclosure of all material information concerning its affairs and, when such disclosure is to be made between 7:00 A.M. and 4:00 P.M. Eastern Time, to notify the Exchange at least ten minutes prior to the announcement.

According to the Warning Letter, at approximately 4:33 P.M. Eastern Time on October 1, 2026, the Company filed a Report on Form 6-K with the U.S. Securities and Exchange Commission (the “SEC”) disclosing, among other things, that on September 29, 2026, Ms. Lee Lay Choo tendered her resignation as an executive director of the Board of Directors of the Company and Ms. Low Yeen Mei Sherina resigned as Chief Financial Officer of the Company, effective immediately. The Warning Letter states that, when the Company disclosed this material information on October 1, 2026, the Company failed to comply with Section 401(a) of the Company Guide because the Company did not make immediate public disclosure of the September 29, 2026 material information.

The Warning Letter also notes that NYSE Regulation staff previously reminded the Company of its obligations under Section 401(a) of the Company Guide on February 17, 2026 and August 27, 2026, in connection with other NYSE Regulation staff inquiries into trading activity in the Company’s shares.

The Warning Letter further states that, as a result of the foregoing, the Exchange has determined that the Company violated Section 401(a) of the Company Guide and that, in accordance with Section 1009(a)(i) of the Company Guide, NYSE Regulation issued the Company the Warning Letter.

This announcement is being made in accordance with Section 401(j) of the Company Guide, which requires a separate public disclosure of the Warning Letter by the Company. The Company takes its disclosure obligations seriously and is reviewing and enhancing its procedures for the timely dissemination of material information to ensure future compliance with the Company Guide.

About SMJ International Holdings Inc.

SMJ International Holdings Inc. and its subsidiaries (“SMJ Group”) are Singapore-based premier flooring specialists that have a well-established reputation and track records with the commercial and institutional sectors in Asia. It specializes in the sale and distribution of a wide range of premier flooring products such as carpet tiles, broadloom carpets and vinyl tiles under its proprietary brand known as “SMJ” in Singapore and over 20 countries mainly in Asia. To meet the increasing demand for green and eco-friendly materials in Asia, SMJ Group also supplies flooring products that have been certified as environmentally friendly to support government initiatives in promoting sustainable building practices in Asia. For more information, visit https://smjf.com.sg/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “will,” “could” and similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequently occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Investor Relations

SMJ International Holdings Inc.

+65 6261-1212

media@smjf.com.sg